Exhibit 13.3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Overview – 2012

After posting OIBD excluding specific items of $229 million in 2011, the Corporation encountered many challenges during the year over which it did not have control as we continued to face challenging business conditions due to the high competitiveness in all markets in which our different groups are involved. This has led to a general decline in our average selling prices specifically for our boxboard operations in Europe. However, during the year, we benefited from a significant decrease in our raw materials costs that allowed us to add $115 million to our OIBD. Indeed, after historical heights for recycled fiber prices during the third quarter of 2011, they declined by 21% in 2012. We also started the implementation of an increase of $50/s.t of our selling price in our Containerboard operations during the fourth quarter of 2012. Finally, actions taken during the year in accordance with our strategic plan should increase our profitability in the near term (see the “Significant facts and developments’’ section for more details).

For the year, the Corporation posted a net loss of $11 million, or $0.11 per share, compared to net earnings of $99 million, or $1.03 per share in 2011 which includes the gain on the sale of Dopaco. Excluding specific items, which are discussed in detail on pages 21 to 24, we posted net earnings of $16 million or $0.17 per share during the year, compared to a net loss of $14 million or $0.14 per share in 2011. Sales during the year increased by $20 million, or 1%, to reach $3.645 billion, compared to $3.625 billion in 2011. The Corporation recorded an operating income of $75 million during the year, compared to $8 million in 2011. Excluding specific items, operating income increased by $69 million to $118 million during the year compared to $49 million in 2011 (see “Supplemental Information on Non-IFRS Measures” for reconciliation of these amounts).

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	1

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the annual financial report and management’s discussion and analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”) and should be read in conjunction with the Corporation’s consolidated financial statements and accompanying notes for the years ended December 31, 2012 and 2011. Information contained herein includes any significant developments as at March 11, 2013, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Corporation’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses operating income before depreciation and amortization or operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items) because it is the measure used by management to assess the operating and financial performance of the Corporation’s operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a Corporation’s operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and you should not consider this item in isolation, or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•

Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•

The specific items excluded from OIBD, operating income (loss), net earnings (loss) and cash flow from operation include mainly charges for impairment of assets, charges for facility or machine closures, gain or loss on acquisitions or sales of business units, accelerated depreciation and amortization due to restructuring measures and unrealized gain or loss on financial instruments that do not qualify for hedge accounting. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of these items will continue to take place and will reduce the cash available to us.

Because of these limitations, OIBD should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other companies. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash provided by (used in) operating activities, which we believe to be the closest IFRS performance and liquidity measures to OIBD, is set forth in the “Supplemental Information on Non-IFRS Measures” section.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	2

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On April 2, 2012, the Corporation announced the acquisition of Bird Packaging Limited’s containerboard converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario. This acquisition allowed the Containerboard Group to broaden its market reach in Ontario by integrating plants that benefit from an excellent reputation amongst their customers and to add a team of skilled people.

ii. On April 25, 2012, the Corporation announced the consolidation of the Containerboard Group corrugated product plants in Ontario, translating into an investment of $30 million in the Vaughan, St. Marys, Etobicoke and Belleville plants to modernize manufacturing equipment and increase production capacity, profitability and productivity. The consolidation resulted in the permanent closure of three plants, in Mississauga, in North York and in Peterborough, specialized in converting corrugated products. Production from these plants has been redirected to other converting plants in Ontario.

iii. On September 5, 2012, the Corporation announced major investments in some of its folding carton and microlithography plants of its Containerboard Group, in Ontario and Québec. With a total investment of $22 million, the Montréal, Mississauga, Winnipeg and Cobourg plants will benefit from the installation of new modern equipment that will optimize their production and efficiency. Concurrently with this investment program, the Lachute folding carton plant will be closed at the latest by the end of the first quarter of 2013, and its production volume will be gradually transferred to other facilities.

iv. In the fourth quarter of 2012, our Containerboard activities started implementing price increases for its manufacturing and converting products. These price increases were gradually implemented at the end of 2012. The 2013 results of this segment should benefit from the full impact of these price increases.

v. In 2012, the Corporation invested US$34 million ($34 million) (including a bridge loan of US$15 million ($15 million)) in Greenpac Mill LLC (Greenpac) in relation to the construction of a recycled containerboard mill in New York State, (USA), in partnership with third parties. Once completed as planned, it is anticipated to increase the Corporation’s market share in the containerboard industry and will confirm its position as one of the industry leaders. The Greenpac mill will be built for an estimated cost of US$430 million on property located adjacent to its existing containerboard mill in Niagara Falls, NY. Greenpac will manufacture a light-weight linerboard made with 100% recycled fibers on a single machine measuring 328 inches (8.33 meters) wide with an annual production capacity of 540,000 short tons. This machine will be one of the largest in North America and will include numerous technological advances, making it a unique project in North America. So far, the project is on time and on budget, including the planned contingencies. Production is planned to begin in July 2013. Financing for the project was finalized in June 2011 and the Corporation’s interest in the project is 59.7% as at December 31, 2012. At the end of 2012, the total contribution by the Corporation is US$99 million. Except for the bridge loan, this investment is accounted for using the equity method.

vi. In 2007, the Corporation entered into a combination agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The combination agreement was amended in 2009 and provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills belonging to Cascades (the “Virgin Assets”). RdM had a call option to be exercised 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2011, by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of the Virgin Assets financial statements for the year ended December 31, 2012, by Cascades to RdM. At this time, it is not expected that we will exercise this put option. The Corporation is also granted the right to require that the entire put option price, as the case may be, be paid in newly issued common shares of RdM.

vii. In addition to this agreement, the Corporation entered, in 2010, into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. On April 7, 2011, the acquisition of RdM shares on the open market for a total interest of 40.95%, combined with the enforceable call option, triggered the business combination of RdM into Cascades. As a result, the Corporation started to fully consolidate the results and financial position of RdM on that date with a non-controlling interest of 59.05%. Prior to the second quarter of 2011, our share of the results of RdM was accounted for using the equity method. The call option was not exercised by the corporation and following the review of the impacts of IFRS 10, we concluded that the Corporation will continue to fully consolidate RdM as at January 1, 2013. Our share in the equity of RdM stood at 48.54% as at December 31, 2012. The Corporation is expecting the put option held by Industria to be exercised after the first quarter of 2013. If exercised, the put option will require the Corporation to pay an amount of €14 million ($18 million).

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	3

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2010	2011					2012
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in ‘000 of s.t.)[1]
Packaging
Containerboard	1,612	383	352	328	309	1,372	302	297	298	297	1,194
Boxboard Europe[2]	212	57	318	269	253	897	278	286	260	280	1,104
Specialty Products[3]	393	97	98	95	87	377	98	97	99	91	385

	2,217	537	768	692	649	2,646	678	680	657	668	2,683
Tissue Papers[4]	518	124	134	130	125	513	130	146	147	141	564

Total	2,735	661	902	822	774	3,159	808	826	804	809	3,247

Integration rate
Packaging
Containerboard (North America)	55%	53%	53%	55%	52%	53%	54%	58%	58%	57%	56%
Tissue Papers	56%	58%	57%	58%	69%	60%	72%	68%	68%	69%	69%
Manufacturing capacity utilization rate
Packaging
Containerboard	93%	92%	89%	89%	93%	91%	88%	85%	86%	86%	86%
Boxboard Europe	87%	93%	94%	86%	84%	88%	92%	95%	86%	93%	92%
Specialty Products (paper only)	82%	80%	79%	78%	69%	77%	78%	77%	79%	72%	77%
Tissue Papers[5]	93%	91%	93%	90%	87%	90%	94%	98%	97%	94%	96%

Total	91%	90%	90%	87%	86%	88%	89%	90%	87%	88%	88%

Energy cons.[6] – GJ/ton	11.11	12.64	10.65	10.50	12.90	11.38	11.86	11.18	10.89	11.71	11.41
Work accidents[7] – OSHA frequency rate	4.93	4.50	4.70	4.50	4.30	4.50	3.20	3.80	4.60	3.50	3.78

FINANCIAL
Return on assets[8]
Packaging
Containerboard	12%	11%	9%	7%	6%	6%	7%	7%	7%	7%	7%
Boxboard Europe	7%	9%	9%	8%	7%	7%	7%	6%	6%	6%	6%
Specialty Products	13%	11%	10%	8%	7%	7%	7%	8%	8%	9%	9%
Tissue Papers	15%	14%	13%	12%	11%	11%	11%	15%	17%	19%	19%

Consolidated return on assets	10.6%	9.9%	8.7%	7.4%	6.5%	6.5%	7.1%	7.6%	7.5%	8.1%	8.1%

Return on capital employed[9]	3.8%	3.4%	2.6%	2.1%	1.3%	1.3%	1.9%	2.3%	2.3%	2.8%	2.8%
Working capital[10]
In millions of $, at end of period	503	526	565	564	510	510	536	549	524	455	455
% of sales[11]	13.9%	14.5%	14.4%	14.5%	13.2%	13.2%	14.2%	14.7%	14.3%	12.4%	12.4%

1	Shipments do not take into account the elimination of business sector intercompany shipments.
2	Starting in the second quarter of 2011, shipments take into account the full consolidation of RdM.
3	Industrial packaging and specialty papers shipments.
4	Starting in the fourth quarter of 2011, shipments take into account the acquisition of Papersource.
5	Defined as: Manufacturing internal and external shipments/Practical capacity.
6	Average energy consumption for manufacturing mills only, excluding RdM.
7	Excluding RdM, Papersource and Bird Packaging.
8	Return on assets is a non-IFRS measure defined as the last twelve months (“LTM”) OIBD excluding specific items/LTM Average of total assets. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
9	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income excluding specific items/average LTM Capital employed. Capital employed is defined as the total assets less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
10	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less accounts payable and accrued liabilities. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.
11	% of sales = Working capital end of period/LTM sales. It includes or excludes significant business acquisitions and disposals respectively of the last twelve months.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	4

HISTORICAL FINANCIAL INFORMATION

	2010	2011					2012
In millions of Canadian dollars, unless otherwised noted	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
Sales
Packaging
Containerboard	1,459	344	333	317	299	1,293	284	300	299	306	1,189
Boxboard Europe	207	62	256	221	206	745	204	208	181	198	791
Specialty Products	786	202	219	224	206	851	202	209	197	183	791
Inter-segment sales	(100)	(27)	(28)	(27)	(22)	(104)	(18)	(19)	(17)	(14)	(68)

	2,352	581	780	735	689	2,785	672	698	660	673	2,703
Tissue Papers	853	199	218	221	233	871	229	255	253	242	979
Inter-segment sales and Corporate activities	(23)	(6)	(7)	(9)	(9)	(31)	(10)	(9)	(7)	(11)	(37)

	3,182	774	991	947	913	3,625	891	944	906	904	3,645

Operating income (loss)
Packaging
Containerboard	77	(4)	4	(1)	(24)	(25)	8	(1)	7	(29)	(15)
Boxboard Europe	(2)	3	13	(2)	(4)	10	4	—	(1)	(2)	1
Specialty Products	36	1	2	2	(17)	(12)	5	8	8	2	23

	111	—	19	(1)	(45)	(27)	17	7	14	(29)	9
Tissue Papers	45	—	7	8	37	52	21	26	24	21	92
Corporate activities	(53)	(6)	(5)	—	(6)	(17)	(9)	(4)	(2)	(11)	(26)

	103	(6)	21	7	(14)	8	29	29	36	(19)	75

OIBD excluding specific items[1]
Packaging
Containerboard	170	19	20	27	19	85	21	23	26	25	95
Boxboard Europe	8	5	17	10	10	42	13	11	7	11	42
Specialty Products	63	7	12	13	2	34	11	15	15	8	49

	241	31	49	50	31	161	45	49	48	44	186
Tissue Papers	90	10	16	18	28	72	33	39	35	31	138
Corporate activities	(21)	(4)	(3)	11	(8)	(4)	(6)	(4)	(5)	(5)	(20)

	310	37	62	79	51	229	72	84	78	70	304

Net earnings (loss)	41	(8)	122	(20)	5	99	6	7	5	(29)	(11)
Excluding specific items[1]	80	1	(9)	(2)	(4)	(14)	4	7	7	(2)	16
Net earnings (loss) per share (in dollars)
Basic	$0.43	$(0.08)	$1.27	$(0.21)	$0.05	$1.03	$0.06	$0.08	$0.05	$(0.30)	$(0.11)
Basic, excluding specific items[1]	$0.83	$0.01	$(0.09)	$(0.02)	$(0.04)	$(0.14)	$0.04	$0.08	$0.07	$(0.02)	$0.17
Cash flow from operations (adjusted) including discontinued operations[1]	243	22	14	60	35	131	48	37	42	34	161
Cash flow from discontinued operations (adjusted)[1]	(50)	(7)	2	—	—	(5)	—	—	—	—	—

Cash flow from continuing operations (adjusted)[1]	193	15	16	60	35	126	48	37	42	34	161
Excluding specific items[1]	197	15	17	61	40	133	48	40	44	35	167
Net Debt[2]	1,397	1,445	1,298	1,370	1,485	1,485	1,524	1,585	1,542	1,535	1,535

Cascades North American US$ selling price index (2005 index = 1,000)[3]	1,186	1,238	1,250	1,267	1,272	1,257	1,271	1,227	1,233	1,260	1,248
Cascades North American US$ raw materials index (2005 index = 300)[3]	421	471	494	512	410	472	387	384	368	343	371
US$/CAN$	$0.97	$1.01	$1.03	$1.02	$0.98	$1.01	$1.00	$0.99	$1.01	$1.01	$1.00
Natural Gas Henry Hub – US$/mmBtu	$4.39	$4.10	$4.31	$4.19	$3.55	$4.04	$2.74	$2.22	$2.81	$3.40	$2.79

Sources: Bloomberg and Cascades.

1	See “Supplemental information on non-IFRS measures.”
2	Defined as total debt less cash and cash equivalents.
3	See notes 1 and 2 on page 12.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	5

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2012	2011
Net earnings (loss) attributable to Shareholders	(11)	99
Net loss (earnings) from discontinued operations	5	(114)
Net loss attributable to non-controlling interest	(7)	(3)
Share of earnings of associates and joint ventures	(2)	(14)
Recovery of income taxes	(2)	(56)
Foreign exchange gain on long-term debt and financial instruments	(8)	(4)
Financing expense	100	100

Operating income	75	8
Specific items:
Gain on acquisitions, disposals and others	(1)	(48)
Inventory adjustment resulting from business acquisitions	—	10
Impairment charges	29	59
Restructuring costs	7	8
Unrealized loss (gain) on financial instruments	(5)	12
Accelerated depreciation due to restructuring measures	13	—

	43	41

Operating income – excluding specific items	118	49
Depreciation and amortization, excluding specific items	186	180

Operating income before depreciation and amortization – excluding specific items	304	229

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	NET EARNINGS (LOSS)		NET EARNINGS (LOSS) PER SHARE[1]
(in millions of Canadian dollars, except amount per share)	2012	2011	2012	2011
As per IFRS	(11)	99	$(0.11)	$1.03
Specific items:
Gain on acquisitions, disposals and others	(1)	(48)	$(0.01)	$(0.55)
Inventory adjustment resulting from business acquisitions	—	10	—	$0.08
Impairment charges	29	59	$0.23	$0.45
Restructuring costs	7	8	$0.05	$0.06
Unrealized loss (gain) on financial instruments	(5)	12	$(0.04)	$0.11
Accelerated depreciation due to restructuring measures	13	—	$0.10	—
Foreign exchange gain on long-term debt and financial instruments	(8)	(4)	$(0.07)	$(0.04)
Share of earnings of associates, joint ventures and non-controlling interest	(3)	(3)	$(0.03)	$(0.03)
Included in discontinued operations, net of tax	5	(108)	$0.05	$(1.13)
Tax effect on specific items and other tax adjustments[1]	(10)	(39)	—	$(0.12)

	27	(113)	$0.28	$(1.17)

Excluding specific items	16	(14)	$0.17	$(0.14)

1	Specific amounts per share are calculated on an after-tax basis. Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	6

The following table reconciles cash flow provided by operating activities with cash flow from operations (adjusted) excluding specific items:

(in millions of Canadian dollars)	2012	2011
Cash flow provided by operating activities	203	104
Changes in non-cash working capital components	(42)	22

Cash flow (adjusted) from operations	161	126
Specific items, net of current income tax
Restructuring costs	6	7

Excluding specific items	167	133

The following table reconciles cash flow provided by operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2012	2011
Cash flow provided by operating activities	203	104
Changes in non-cash working capital components	(42)	22
Depreciation and amortization	(199)	(180)
Income taxes paid	17	2
Net financing expense paid	99	97
Gain on acquisitions, disposals and others	1	48
Impairment charges and other restructuring costs	(30)	(60)
Unrealized gain (loss) on financial instruments	5	(12)
Others	21	(13)

Operating income	75	8
Depreciation and amortization	199	180

Operating income before depreciation and amortization	274	188

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012, COMPARED TO THE YEAR ENDED DECEMBER 31, 2011

SALES

Sales increased by $20 million to $3.645 billion in 2012 compared to $3.625 billion in 2011 resulting mainly from the various acquired businesses and by the full consolidation of RdM but were partly offset by the impact of closed plants, lower selling prices and the 7% increase of the Canadian dollar against the Euro. Total shipments increased by 3%. Excluding the impact of business acquisitions, disposals and closures, our shipments were down by 2% compared to 2011.

OPERATING INCOME FROM CONTINUING OPERATIONS

The Corporation generated an operating income of $75 million in 2012 compared to $8 million in 2011, resulting mainly from lower raw materials costs and the net positive effect of the acquired, disposed and closed plants. These positive impacts were partly offset by lower selling prices and product mix changes, the 7% increase of the Canadian dollar against the Euro, as well as higher costs, namely labour, freight and selling and administration costs. Also, back in 2011, we recorded a foreign exchange gain of approximately $14 million on the US$ consideration received from the sale of Dopaco. The operating income margin for 2012 increased to 2%, compared to 0.2% in 2011. Excluding specific items, the operating income increased by $69 million to $118 million in 2012 compared to $49 million in 2011.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	7

The main variances in sales and operating income in 2012 compared to 2011 are shown below:

1	The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2	The estimated impact of the exchange rate is based only on the Corporation’s export sales less purchases that are impacted by exchange rate fluctuations, mainly the CA$/US$ variation. It also includes the impact of the exchange rate on the Corporation’s working capital items and cash position.
3	Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, profit-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed of is also included.
4	Excluding specific items.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 26 to 33).

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND DISCONTINUED OPERATIONS

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

	2012
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(15)	1	23	92	(26)	75
Depreciation and amortization	79	37	26	46	11	199

Operating income (loss) before depreciation and amortization	64	38	49	138	(15)	274
Specific items:
Gain on acquisitions, disposals and others	(1)	—	—	—	—	(1)
Impairment charges	25	3	—	—	1	29
Restructuring costs	6	1	—	—	—	7
Unrealized loss (gain) on financial instruments	1	—	—	—	(6)	(5)

	31	4	—	—	(5)	30

Operating income (loss) before depreciation and amortization – excluding specific items	95	42	49	138	(20)	304

Accelerated depreciation due to restructuring measures	12	—	—	1	—	13

Operating income (loss) – excluding specific items	28	5	23	93	(31)	118

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	8

	2011
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(25)	10	(12)	52	(17)	8
Depreciation and amortization	70	32	28	41	9	180

Operating income (loss) before depreciation and amortization	45	42	16	93	(8)	188
Specific items:
Loss (gain) on acquisitions, disposals and others	1	(12)	1	(37)	(1)	(48)
Inventory adjustment resulting from business acquisitions	—	6	—	4	—	10
Impairment charges	33	—	15	11	—	59
Restructuring costs	5	1	2	—	—	8
Unrealized loss on financial instruments	1	5	—	1	5	12

	40	—	18	(21)	4	41

Operating income (loss) before depreciation and amortization – excluding specific items	85	42	34	72	(4)	229

Operating income (loss) – excluding specific items	15	10	6	31	(13)	49

LOSS (GAIN) ON ACQUISITIONS, DISPOSALS AND OTHERS

In 2012 and 2011, the Corporation recorded the following losses and gains:

(in millions of Canadian dollars)	2012	2011
Net gain related to business acquisitions	—	(48)
Gain on disposal of property, plant and equipment	(1)	(7)
Loss on disposal of businesses	—	7

	(1)	(48)

2012

On March 23, the Containerboard Group sold a vacant piece of land located next to the Vaudreuil corrugated containerboard plant and recorded a gain of $1 million on the disposal.

2011

On March 1, the Corporation sold its European containerboard mill located in Avot-Vallée, France, for a total consideration of €10 million ($14 million) including the debt assumed by the acquirer in the amount of €5 million ($7 million) and the selling price balance of €5 million ($7 million) which is receivable over a maximum of three years. The Corporation recorded a loss of $2 million on the disposal.

On April 7, the Corporation purchased outstanding shares of RdM on the open market which triggered a business acquisition. A net gain of €9 million ($12 million) resulted from this transaction.

Also during the second quarter, our Specialty Products Group recorded a loss of $1 million resulting from the business acquisition of NorCan Flexible Packaging Inc., in which the Corporation did hold 50% of the outstanding shares (56.5% as at December 31, 2012).

On June 23, the Corporation sold two of its boxboard facilities, namely the Versailles mill located in Connecticut and the Hebron converting plant located in Kentucky for a total consideration of US$20 million ($20 million) in which US$5 million ($5 million) has been received net of transaction fees paid of $1 million. The consideration also includes a balance of sale price of US$10 million ($10 million) and the fair value of US$4 million ($4 million) for natural gas contracts agreements concluded with the acquirer as part of the transaction. The balance of sale price of US$10 million ($10 million) is receivable over four years. The Corporation realized a loss of $8 million before income taxes.

In June, the Corporation completed the sale of a piece of land in Montréal, Québec, pertaining to a corrugated converting plant closed in 2005, for a cash consideration of $9 million. A gain of $7 million was recorded on the disposal.

On September 20, the Corporation announced the closure and sale of the land and building housing its containerboard mill located in Burnaby, British Columbia. The closure resulted in a $3 million gain on the reversal of an environmental provision.

On November 1, the Corporation announced that it had finalized the acquisition of 50% of the shares that it did not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec. Cash consideration for the transaction is $60 million. A gain of $37 million resulted from this transaction.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	9

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

The following impairment charges and restructuring costs were recorded in 2012 and 2011:

	2012		2011
(in millions of Canadian dollars)	IMPAIRMENT CHARGES	RESTRUCTURING COSTS	IMPAIRMENT CHARGES	RESTRUCTURING COSTS
Containerboard Group	25	6	33	5
Boxboard Europe Group	3	1	—	1
Specialty Products Group	—	—	15	2
Tissue Papers Group	—	—	11	—
Corporate activities	1	—	—	—

	29	7	59	8

2012

The Containerboard Group reviewed the recoverable value of its Mississauga manufacturing mill, and impairment charges of $21 million on fixed assets and $2 million on intangible assets were recorded due to difficult market conditions. The Containerboard Group also recorded additional impairment charges totalling $2 million on its Burnaby mill and Le Gardeur converting plant which were closed in 2011.

On April 25, the Corporation announced the closure of its North York, Peterborough and Mississauga units in Ontario. These plants are part of the Containerboard Group. These closures resulted in the recognition of an onerous contract and severance provisions totalling $7 million. On September 5, 2012, the Corporation announced the closure of its Lachute folding carton plant, part of the Containerboard Group, which is expected to occur at the end of the first quarter of 2013. This resulted in the recognition of severance provisions totalling $2 million and a curtailment gain on pension plan amounting to $2 million.

During the year, the Containerboard Group recorded a $1 million reversal of an environmental provision with regards to its Burnaby manufacturing mill closed in 2011.

The Boxboard Europe Group reviewed the recoverable value of its temporarily closed Magenta manufacturing mill, and recorded impairment charges of $2 million on fixed assets and $1 million on spare parts. It also recorded a severance provision of $1 million.

The Corporation also recorded an impairment charge of $1 million in its corporate activities due to the reevaluation of notes receivable from business disposals realized in 2011.

2011

In the Containerboard Group, the Corporation recorded an impairment charge of $8 million for its closed boxboard mill located in Toronto, Ontario and for its converting plant in Lachute, Québec, due to difficult market conditions. For the same reason, the group recorded an impairment charge of $2 million on customer relationships.

The closure of its Leominster converting plants in the New England region of the US and of Le Gardeur in Québec resulted in closure and restructuring costs totalling $3 million. On September 20, 2011, the Corporation announced the closure of its Burnaby mill located in British Columbia. Closure and restructuring costs of $2 million were recorded.

In addition, the Corporation announced on September 20, the closure of its Burnaby mill located in British Columbia and that it had reached an agreement to sell the land and the building. An impairment charge of $8 million was recorded. Fair value less cost to sell was determined based on the selling price of assets. The Corporation also reviewed the recoverable amount of its Trenton manufacturing mill due to difficult market conditions, and an impairment charge of $15 million was recorded.

In Boxboard Europe, the Corporation recorded closure and restructuring costs of $1 million, following the closure of one production line in RdM.

In the Specialty Products Group, the Corporation closed its old East Angus pulping equipment in Québec and recorded an impairment charge of $3 million for recording the equipment at salvage value and recorded closure and restructuring costs totalling $2 million. The Corporation reviewed the recoverable value of its St-Jérôme fine paper mill, due to challenging market conditions and an impairment charge of $11 million was recorded. The Corporation recorded an additional $1 million impairment charge on other fixed assets for the same reason.

The Tissue Papers Group reviewed the recoverable amount of its Toronto manufacturing mill, and an impairment charge of $9 million was recorded due to difficult market conditions. In addition, impairment charges of $2 million were recorded on fixed assets for the same reason.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	10

DERIVATIVE FINANCIAL INSTRUMENTS

In 2012, financial instruments not designated as hedging instruments contributed to net earnings for $5 million. The gain includes a $5 million gain on financial instruments on currency hedging as well as on commodities such as electricity, natural gas and recovered paper.

In 2011, the Corporation recorded an unrealized loss of $12 million on certain financial instruments not designated as hedging instruments. The loss includes a $7 million loss on financial instruments for currency hedging as well as on commodities such as electricity, natural gas and recovered paper. It also includes a $5 million loss resulting from a put and call agreement reached between the Corporation and Industria E Innovazione (see the “Significant facts and developments” section for more details on this agreement).

INVENTORY ADJUSTMENT RESULTING FROM BUSINESS ACQUISITION

As a consequence of the allocation of the combination value on the RdM and Papersource transactions, 2011 operating results were reduced by $10 million since the inventory acquired at the time of the combination was recognized at fair value and no profit was recorded on its subsequent sale.

DISCONTINUED OPERATIONS

In May 2011, the Corporation completed the sale of Dopaco Inc. and Dopaco Canada Inc. (collectively Dopaco), its converting business for the quick-service restaurant industry, to Reynolds Group Holdings Limited. The Corporation retained liability for certain pending litigation, namely a claim of damages in relation to the contamination of a site previously used by Dopaco. In 2012, the Corporation recorded a provision of $2 million (net of related income tax of $1 million) regarding this claim. Following the settlement of this claim, the Corporation paid $2 million and we estimate the remaining provision to be sufficient to cover further costs related to this claim. In 2012, the Corporation also recorded income tax adjustment of $3 million relating to the finalization of the income tax on the Dopaco gain. Results of discontinued operations in 2011 mainly include the Dopaco results until the date of its disposal on May 2, 2011. They also include the net gain on the disposal of $110 million. In 2011, the Corporation also incurred a loss of $2 million following the agreement of a health benefit plan prior to the sale.

ACCELERATED DEPRECIATION DUE TO RESTRUCTURING MEASURES

On April 25, 2012, the Corporation announced, in the Containerboard Group, the closure of its North York and Peterborough units as well as the OCD plant in Mississauga. These closures resulted in accelerated depreciation of $3 million due to the revaluation of the remaining useful life and residual value of some equipment.

That same group also reviewed the useful life and residual value of its Trenton’s steam reformer and recorded accelerated depreciation totalling $9 million.

On August 13, 2012, the Corporation announced the closure of its Tissue Papers Group plant located in Scarborough and reviewed the useful life and residual value of its assets which resulted in accelerated depreciation of $1 million.

Business Highlights

Over the past two years, the Corporation completed several transactions (closure or sale of certain operating units and acquisitions) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2012 and 2011 should be taken into consideration when reviewing the overall or segmented analysis of the Corporation’s results:

CLOSURES, RESTRUCTURING AND DISPOSALS

2012

CONTAINERBOARD GROUP

On April 25, the Corporation announced the permanent closure of three converting corrugated products plants, in Mississauga, in North York and Peterborough, Ontario.

On September 5, the Corporation announced the closure of its folding carton plant located in Lachute, Québec.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	11

SPECIALTY PRODUCTS GROUP

On February 22, the Corporation announced the permanent closure of its honeycomb packaging facility, located in Toronto.

TISSUE PAPERS GROUP

On August 13, the Corporation announced the permanent closure of one of its Scarborough converting plants (McNicoll Street), in Toronto.

2011

CONTAINERBOARD GROUP

On March 1, the Corporation sold its European containerboard mill located in Avot-Vallée, France.

On March 10, the Group announced the closure of its Leominster converting plant and the consolidation of its New England (USA) converting activities. The Leominster plant was closed in May and operations have been transferred to other containerboard converting plants. Furthermore, on June 23, the Corporation sold its Versailles mill and its Hebron converting activities.

On September 20, the Corporation announced the closure of its containerboard mill located in Burnaby, British Columbia. The closure took effect in December 2011 and the production was redirected to other Containerboard Group facilities. The Burnaby mill, land and building were sold on October 17.

On October 12, the Group announced the closure of its Le Gardeur converting plant. The operations have been transferred to other containerboard converting plants.

BUSINESS ACQUISITIONS

2012

CONTAINERBOARD GROUP

On April 1, the Corporation acquired Bird Packaging Limited’s converting and warehousing facilities located in Guelph, Kitchener and Windsor, in Ontario.

2011

BOXBOARD EUROPE GROUP

On April 7, the Corporation reached a share ownership of 40.95% in RdM, a recycled boxboard manufacturing leader based in Europe. Since the second quarter, the Corporation has fully consolidated RdM with a non-controlling interest, as at December 31, of 55.69% considering its ownership of 44.31%. In 2012, the Corporation acquired an additional 4.23% of RdM’s outstanding shares on the open market. The Corporation’s share in the equity of RdM stood at 48.54% as at December 31, 2012, with a corresponding non-controlling interest of 51.46%.

SPECIALTY PRODUCTS GROUP

On April 6, the Corporation acquired the flexible film activities of NorCan Flexible Packaging Inc., based in Ontario. The total interest held in the subsidiary was at 50% at that time (56.5% as at December 31, 2012) of outstanding shares (due to effective control, this investment is consolidated) with a non-controlling interest of 50% (43.5% as at December 31, 2012).

On May 31, the Corporation acquired the recovery and recycling activities of Genor Recycling Services Limited, based in Ontario.

On September 15, the Corporation acquired the uncoated partition board manufacturing assets of Packaging Dimensions Inc., located in Illinois, US.

TISSUE PAPERS GROUP

On November 1, the Group announced that it had finalized the acquisition of 50% of the shares that it did not hold in its affiliated company Papersource Converting Mill Corp (Papersource), located in Granby, Québec.

Please refer to notes 5 and 6 of the consolidated financial statements on pages 71 to 74 for more details on business disposals and acquisitions.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	12

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]

Total Production ('000 s.t.)
Capacity Utilization Rate (%)
33,766
34,024
34,345
95
96
96
10
11
12

In 2012, the market was more balanced and the US industry's manufacturing production level remained fairly stable resulting in a capacity utilization rate of 96%.

U.S. containerboard inventories at box plants and mills[2]

Average inventory level ('000 s.t.)
Weeks of supply
2,152
2,283
2,231
3.7
3.9
3.9
10
11
12

After a steep increase in the beginning of the year, inventories of containerboard gradually decreased and stood at 3.6 weeks of supply at the end of the year. Restrained output from the part of producers and more robust demand have contributed to a tighter market.

Canadian corrugated box industry shipments[3]

(M sq. ft.)
28.8
28.5
28.8
10
11
12

Despite increased competition from U.S. manufacturers due to the strength of the Canadian dollar, Canadian corrugated box producers successfully increased shipments in 2012.

Reference prices–Containerboard[1]

After almost 30 months without an increase, the containerboard reference price increased by $50/ton in September 2012. The average boxboard reference price decreased due to weaker market conditions.

Corrugating medium 26-lb. semichemical, East U.S. (transaction)
Linerboard 42-lb. unbleached kraft, East U.S. (transaction)
Recycled boxboard–20pt. clay coated news (transaction)
(US$/s.t.)
595
625
828
610
640
909
627
657
900
10
11
12

Reference prices–Recycled fibre[1]

Corrugated containers, no. 11 (OCC-New England)
(US$/s.t.)
149
174
136
10
11
12

1 Source: RISI

2 Source: Fiber Box Association

3 Source: Paper Packaging Canada

Our Performance

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	13

Shipments decreased by 13%, or 178,000 s.t. to 1,194,000 s.t. in 2012 compared to 1,372,000 in 2011. When excluding the effects of acquired, disposed and closed businesses, the decline is reduced to 4% or 54,000 s.t. The good performance of the corrugated products and folding cartons units, which managed to respectively increase their volume by 1% and 5% (same plants basis), was not sufficient to counterbalance the 12% (same plant basis) external shipments decrease of the primary mills. The containerboard mills production difficulties during the year resulted in an 8% volume reduction while the 18% decrease in the boxboard sector came mainly from one mill developing and testing new products following the loss of an important client in the beginning of 2012.

The total average selling price went up by $52, or 6%, to $995 per short ton in 2012 compared to $943 in 2011. During 2012, the proportion of our converting shipments compared to the manufacturing shipments has increased due to several plant closures as stated in the “business highlights” section on page 25. The boxboard mills registered a lower selling price during the year and sold more lower grade products. As for the containerboard mills, with the price increase that was announced in the beginning of the fourth quarter and a favourable foreign exchange rate, they were able to maintain their 2011 average selling price. On the converting side, average selling price went down by 1.7% in the corrugated products sector, a good performance considering that the Canadian industry recorded a decrease of 2.6%. The high competition in the folding carton business translated to a decrease of 1.2% in the average selling price of our plants. The total average selling price, on a comparative basis, had a negative impact of $5 million. The price increase announce in the fourth quarter of 2012 is gradually being implemented for the corrugated products and is expected to be fully effective at the end of the first quarter of 2013 with full impact on results in the second quarter.

As a result, the Containerboard Group’s sales decreased by $104 million, or 8%, to $1,189 million in 2012 compared to $1,293 in 2011. Closed and sold plants accounted for $91 million of the decrease while lower volume removed $48 million of sales. On the other hand, the acquisition of Bird Packaging partly offset the decrease for $18 million. On a same plant basis, containerboard and boxboard sales decreased by 3% and 22% respectively.

Excluding specific items, operating income stood at $28 million in 2012 compared to $15 million in 2011, an increase of $13 million. Lower raw materials costs added $25 million of operating income while other costs, namely chemicals, labour and freight, partly offset the increase by $10 million. The primary mills saw their average raw material cost decrease by 30$/s.t. following the recycled fibre price decline. All the variable costs were negatively impacted by higher converting products sold versus primary manufacturing rolls. The reduction in volume described above also took away $9 million of operating income. Finally, the acquisition of Bird Packaging during the year contributed $3 million to operating income, and sold and closed plants allowed a $5 million increase.

The main variances in sales and operating loss for the Containerboard Group are shown below:

For notes 1 to 4, see definition on page 8.

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 21 to 24 for more details and reconciliation.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	14

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS BOXBOARD EUROPE

Our Industry

European industry's order inflow of coated boxboard from Europe[1]

In Europe, demand for both coated virgin and recycled boxboard grades was average. The year ended on a more positive note for recycled grades, the white-lined chipboard (WLC) market being slightly more balanced due to closures. As for the virgin duplex market, additional folding boxboard (FBB) production capacity had a negative impact.

Coated recycled boxboard industry's order inflow from Europe[1]

(White-lined chipboard (WLC)—5-week weekly moving average)

65,000
55,000
45,000
35,000
25,000
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
(m.t. per week)
2010
2011
2012

Virgin coated duplex boxboard industry's order inflow from Europe[1]

(Folding boxboard (FBB)—5-week weekly moving average)

65,000
55,000
45,000
35,000
25,000
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52
(m.t. per week)
2010
2011
2012

Reference prices–Boxboard Europe[4]

Recycled white-lined chipboard (GD2) index[2]
Virgin coated duplex boxboard (GC2) index[3]
(Euros/m.t.)
639
1,055
710
1,153
680
1,121
10
11
12

Reference prices–Recycled fibre in Europe[4, 5]

Recovered paper index[5]
(Euros/m.t.)
120
140
111
10
11
12

1 Source: CEPI Cartonboard

2 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades' recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard.

3 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades' virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for coated duplex boxboard.

4 Source: RISI

5 The Cascades recovered mixed paper and board sorted prices index represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for recovered mixed paper and board. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

Our Performance

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	15

Shipments increased by 23%, or 207,000 s.t. to 1,104,000 s.t. in 2012 compared to 897,000 in 2011. The increase is coming mainly from the full consolidation of RdM in the second quarter of 2011. Shipments of RdM increased by 217,000 s.t. in 2012 compared to 2011 and the virgin plants shipments decreased by 10,000 s.t. On a comparative basis, total shipments decreased by 21,000 s.t. or 2% mainly due to a contraction of demand in Europe in general.

The average selling price in Canadian dollar was down by $114, or 14%, to $717 per short ton in 2012 compared to $831 in 2011. The 7% increase of the Canadian dollar against the Euro explained a major part of the decrease. A competitive market environment combined with lower demand resulted in a selling price decrease of €46, or 8%, to €558 in 2012 compared to €604 in 2011. The recycled boxboard activities (RdM) average selling price is down by €29, or 5%, to €512 in 2012 compared to €541 in 2011. The virgin boxboard activities average selling price is down by €25, or 3%, to €781 in 2012 compared to €806 in 2011.

As a result, Boxboard Europe’s sales increased by $46 million, or 6%, to $791 million in 2012 compared to $745 million in 2011. The full consolidation of RdM, that started in the second quarter of 2011, added $154 million of sales. On the other hand, the 7% increase of the Canadian dollar against the Euro and the lower average selling price and volume removed $50 million, $30 million and $19 million respectively.

Excluding specific items, operating income stood at $5 million in 2012 compared to $10 million in 2011, a decrease of $5 million. The average selling price reduction and unfavourable product mix combined with higher energy costs removed, respectively, $30 million and $8 million of operating income while lower raw materials costs partly offset the increase and added $32 million. Recovered paper costs were lower in 2012 by €28, or 16%, to €150 per s.t. in 2012 compared to €178 per s.t. in 2011.

The main variances in sales and operating income for the Boxboard Europe Group are shown below:

For notes 1 to 4, see definition on page 8.

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 21 to 24 for more details and reconciliation.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	16

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS SPECIALTY PRODUCTS

Our Industry

Our Performance

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	17

Shipments increased by 2%, or 8,000 s.t. to 385,000 s.t. in 2012 compared to 377,000 s.t. in 2011. The Industrial Packaging sector shipments increased by 9,500 s.t., or 14% to 75,000 s.t. in 2012 compared to 65,500 s.t. in 2011 following the acquisition of two plants. On a comparative basis, shipments were stable between 2012 and 2011.

The average selling price for specialty papers only, was down by $12, or 1%, to $908 per short ton in 2012 compared to $920 in 2011. A change in product mix and challenging market conditions mostly explain this selling price decrease.

As a result, the Specialty Products Group’s sales decreased by $60 million, or 7%, to $791 million in 2012 compared to $851 million in 2011. Business acquisitions and closures added $11 million while lower selling prices and mix removed $9 million. A decrease in the recovery paper prices explained most of the negative impact on sales as our recovery activities are included in this business segment.

Excluding specific items, operating income stood at $23 million in 2012 compared to $6 million in 2011, an increase of $17 million. Lower raw materials costs added $16 million of operating income. Our specialty papers sector has mostly benefited from cost improvements and lower raw materials costs. Better volume and an increase in selling prices had a positive impact on profitability in our consumer products packaging sector.

The main variances in sales and operating income (loss) for the Specialty Products Group are shown below:

For notes 1 to 4, see definition on page 8.

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 21 to 24 for more details and reconciliation.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	18

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Industry

Our Performance

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	19

Shipments increased by 10%, or 51,000 s.t. to 564,000 s.t. in 2012 compared to 513,000 s.t. in 2011. The manufacturing external shipments declined by 35,000 s.t., or 18%, to 168,000 s.t. in 2012 compared to 203,000 s.t. in 2011. The 2012 decline is mainly due to higher internal shipments following the Papersource acquisition which was partially offset by the basic products shipments increase due to mills productivity improvement. The converting shipments increased by 85,000, or 27%, to 396,000 s.t. in 2012 compared to 311,000 s.t. in 2011. The total increase is mainly due to the Papersource acquisition and a solid growth on the US market.

The average selling price was up by $40 or 2% to $1,737 per short ton in 2012 compared to $1,697 in 2011. The favourable impact on the average selling price was mainly due to the addition of product sold resulting from the acquisition of Papersource. This increase was partly offset by an unfavourable integration rate and an unfavourable market mix (more in the Away from Home segment compared to Retail). The integration rate and market mix, excluding the impact of business acquisition, resulted in a $12 million negative impact on the selling price in 2012.

As a result, the Tissue Papers Group’s sales increased by $108 million, or 12%, to $979 million in 2012 compared to $871 million in 2011. The acquisition of Papersource in the fourth quarter of 2011 added $61 million of sales on a comparative basis and higher volume also added $52 million. On the other hand, the lower average selling price, as explained above, partly offset the increase by $12 million.

Excluding specific items, the operating income stood at $93 million in 2012 compared to $31 million in 2011, an increase of $62 million. Lower raw materials prices, higher volume and the acquisition of Papersource added, respectively, $42 million, $17 million and $13 million. From an operation point of view, the other cost improvement is mainly driven by a significant reduction of volume converted by third parties. This reduction is mainly due to a better overall internal productivity in our mills combined with the success of our optimization programs for our less performing units.

The main variances in sales and operating income for the Tissue Papers Group are shown below:

For notes 1 to 4, see definition on page 8.

The Corporation incurred some specific items in 2012 and 2011 that adversely or positively affected its operating results. Please refer to pages 21 to 24 for more details and reconciliation.

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	20

Corporate Activities

Operating loss in 2012 includes an unrealized gain of $6 million on financial instruments compared to a loss of $5 million in 2011. In 2012, it also includes an impairment charge of $1 million due to the reevaluation of notes receivable from 2011 business disposals.

As well, for 2011, operating loss, includes a foreign exchange gain of $3 million on working capital items following the rapid depreciation of the Canadian dollar at the end of the third quarter combined with foreign exchange gain in the amount of approximately $14 million in the third quarter on the US$ consideration received from the sale of Dopaco.

In 2013, the corporate activities should incur additional expenses related to its ERP system transformation, as costs associated with the implementation activities will not be capitalized.

Other Items Analysis

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $199 million (including $13 million of accelerated depreciation due to restructuring measures) during 2012 compared to $180 million in 2011. The increase comes from the accelerated depreciation for restructuring measures taken, for the acquisition of Papersource which increased the expense by $5 million and from the full consolidation of RdM that started during the second quarter of 2011, which increased the expense by $3 million in the year. The impairment charges recorded at the end of 2011 decreased the depreciation and amortization expense but these have been offset by capital investments completed during the year.

FINANCING EXPENSE

The financing expense remained stable at $100 million in 2012. The disposal of the Dopaco assets in May 2011 led to a decrease in financing expense. These were however offset by the effect of the full consolidation of RdM which started in the second quarter of 2011, the acquisition of Papersource and Bird Packaging and the capital investment made during the year. The Corporation amended its revolving credit facility during the second half of 2012 resulting in lower financing costs in the fourth quarter and for future periods.

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2012, the Corporation recorded a gain of $8 million on its US$-denominated debt and related financial instruments (2011 – $4 million gain). The gain is composed of a gain of $4 million on its 2013 and 2017 foreign exchange forward contracts not designated as hedging instruments (2011 – $7 million gain) and a gain of $4 million on our US$-denominated long-term debt net of our net investment hedge in the U.S. and forward exchange contracts designated as hedging instruments (2011 – $3 million loss).

RECOVERY OF INCOME TAXES

In 2012, the Corporation recorded an income tax recovery of $2 million for an effective tax rate of 13%. There is no major event explaining the difference versus the statutory tax rate except the fact that foreign exchange on long-term debt and financial instruments is taxable at 50%.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 35%. In fact the weighted average applicable tax rate is 28.5%.

SHARE OF EARNINGS OF ASSOCIATES AND JOINT VENTURES

The share of results of associates and joint ventures is partly represented by our 34.85% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major electricity producer and whose core business is the development and operation of power stations that generate renewable energy, with operations in the northeastern United States, Canada and France. It also includes the results of our joint ventures, including our interest in RdM until the first quarter of 2011. During the second quarter of 2011, the Corporation started to fully consolidate RdM and consequently ceased to record its share of results (please refer to notes 6 and 9 of the consolidated financial statements for more details).

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	21

NET EARNINGS (LOSS)

In 2012, the Corporation posted a net loss of $11 million, or $0.11 per share, compared to net earnings of $99 million, or $1.03 per share in 2011. After excluding the specific items, the Corporation realized net earnings of $16 million, or $0.17 per share in 2012, compared to a net loss of $14 million, or $0.14 per share in 2011.

Liquidity and Capital Resources

CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES

Continuing operating activities generated $203 million in liquidity in 2012, compared to $104 million in 2011. This increase is mainly attributable to the higher OIBD excluding specific items of 33%, or 75 million, to $304 million compared to last year ($229 million). Changes in non-cash working capital components generated $42 million in funds in 2012, compared to a use of $22 million in 2011. The improvement in working capital is mainly due to the reduction of accounts receivables and raw materials inventory. The Corporation is monitoring its working capital requirements and implementing measures to reduce its capital needs. The Corporation is also proactive with regards to its raw material supply strategy given volatile market conditions.

Cash flow from continuing operating activities, excluding the change in non-cash working capital components, stood at $161 million in 2012, compared to $126 million in 2011. This cash flow measure is significant, since it positions the Corporation to pursue its capital expenditures program and reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS

Investment activities in 2012 required total cash resources of $213 million for capital expenditure projects, net of disposals of $141 million, other assets and investments in associates and joint ventures of $58 million and $14 million invested on business acquisition.

PURCHASES OF PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in 2012 amounted to $161 million. New capital expenditure projects in 2012 amounted to $169 million. Capital expenditures by sector were as follows:

The major capital projects completed or initiated in 2012 are as follows:

CONTAINERBOARD

$20 million as part of the major investments announced in the consolidation of the corrugated products sector in Ontario at the Vaughan, St-Mary’s and Etobicoke plants in order to increase the production capacity, productivity and profitability.

$10 million at our Cabano containerboard mill, in Québec, to increase its production capacity.

$9 million as part of the major investments announced in the folding carton and microlithography operations at the Montréal plant that will increase productivity and efficiency.

$5 million at our Mississauga boxboard mill, in Ontario, for a new lithographic wide format press that will improve production capacity, profitability and productivity.

$3 million for motorized conveyors in our Drummondville, Québec, plant, which will automate the processes and reduce production costs, waste and risk of accidents.

$2 million for a head box and control dilution system at our Jonquière, Québec, plant, which will improve productivity and the quality of the board.

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BOXBOARD EUROPE

$7 million for a curtain coater at the RdM Villa Santa Lucia plant, in Italy, which will improve productivity and $1 million for the replacement of a turbine, that will improve the energy consumption.

$5 million, at La Rochette, in France, for a shoe press to improve dryness of the board before the entry into the dryer section. This will improve quality, safety, productivity and reduce the energy consumption.

SPECIALTY PRODUCTS

$5 million for a new extruder in our Industrial packaging plant in France, which will increase our production capacity and offer a wider variety of products.

$1 million for a new baler in our recovery and recycling plant in Winnipeg, Manitoba, to improve productivity and reduce waste.

$1 million at our St-Jérôme, Québec, fine papers plant for a restructuring program in order to transfer grades.

TISSUE PAPERS

$7 million for a new converting production line at our Papersource plant in Québec, which will increase our capacity and productivity.

$6 million for a new bath production line at our Pennsylvania plant that will increase productivity, allow for a greater variety of pack designs and reduce maintenance costs.

$2 million for a new gear driven winder, at our Toronto plant, to improve flexibility, reduce production stoppage and reduce labor costs.

$1 million to install two fine screens between the disperser and the flotation cell at our Kingsey Falls plant, in Québec, for the deinking process that will allow a greater productivity.

CORPORATE

$6 million in energy efficiency projects in various plants in order to reduce our ecological footprint and to save on energy costs.

$4 million for new tractors and trailers in our transport division in order to increase the transportation capacity. These tractors are built to reduce pollutant emissions and are more fuel efficient.

$2 million to extend the capacity of one of our warehouse, in Brossard, Québec, to facilitate and optimize the logistics for our various customers in the Montréal’s area.

DISPOSALS

In 2012, the major proceeds on disposal of property, plant and equipment were as follows:

The Containerboard Group sold its land and building of the closed Toronto boxboard mill for a consideration of $12 million.

The Specialty Products Group sold a building located next to the NorCan site, in Mississauga, for $3 million.

The Group also sold a vacant piece of land in Vaudreuil, Québec, for $2 million.

The Boxboard Europe Group sold some property, plant and equipment held for sale for $2 million.

The Tissue Papers Group sold two buildings in the United States for $1 million.

INCREASE IN OTHER ASSETS AND INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

In 2012, the Corporation also invested in other assets and made investments in associates and joint ventures for $58 million. The main investments are as follows:

$29 million for the modernization of our financial information system to an ERP information technology system of which $9 million is financed through a loan agreement and will be reimbursed over a period of three years.

US$34 million ($34 million), including a bridge loan of US$15 million ($15 million), for our Greenpac project (see “Significant facts and developments’’ section for more details) in our Containerboard Group’s manufacturing segment.

BUSINESS ACQUISITION

$14 million paid for the acquisition of Bird Packaging. The Corporation also assumed $3 million of debt and recorded $8 million of capital-lease obligations following the purchase price allocation (see page 73 for more details).

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FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

UNSECURED SENIOR NOTES

On November 20, 2012, the Corporation repurchased US$5 million of it’s 7.25% unsecured senior notes for an amount of US$5 million ($5 million). Also, on March 1, 2012, the Corporation repurchased US$3 million of its 6.75% unsecured senior notes for an amount of US$3 million ($3 million). No gain or loss resulted from these transactions.

The Corporation also redeemed 773,386 of its common shares on the open market in 2012, pursuant to a normal-course issuer bid, for an amount of $3 million.

In 2012, we continued to increase our ownership in RdM by acquiring 4.23% of the outstanding shares for an amount of $3 million. Our ownership, excluding any other agreements, stood at 48.54% as at December 31, 2012. As we fully consolidated RdM as of the second quarter of 2011, the purchase of these shares is considered an acquisition of non-controlling interest and accounted for as an equity transaction.

Including the $15 million in dividends paid out in 2012, financing activities from continuing operations generated $22 million in liquidity.

Consolidated Financial Position

AS AT DECEMBER 31, 2012, 2011 AND 2010

The Corporation’s financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	2012	2011	2010
Working capital[1]	455	510	503
% of sales[2]	12.4%	13.2%	13.9%
Bank loans and advances	80	90	42
Current portion of long-term debt	60	49	401
Long-term debt	1,415	1,358	960
Total debt	1,555	1,497	1,403
Equity attributable to Shareholders	978	1,029	1,049
Total equity attributable to Shareholders and total debt	2,533	2,526	2,452
Ratio of total debt/total equity attributable to Shareholders and total debt	61.4%	59.3%	57.2%

Shareholders’ equity per share (in dollars)	$10.42	$10.87	$10.86

1	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2	% of sales = Working capital end of period/LTM sales. Starting in the second quarter of 2011, it excludes the results of Dopaco and includes RdM.

Liquidity available via the Corporation’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and to fulfill its capital expenditure program. Capital expenditure requests for 2013 are initially approved at approximately $175 million. This amount is subject to change depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2012, the Corporation had $321 million (net of letters of credit in the amount of $28 million) available through its $750 million credit facility.

In 2012, the Corporation issued $18 million in new letters of credits related to the Greenpac project which should remain in place until the completion of the project which is expected in the third quarter of 2013. At this time, we can anticipate approximately $9 million will be drawn on these letters of credits to fund the project.

In 2012, the Corporation amended its revolving credit facility. The changes resulted in future lower financing costs and on extended maturity to February 2016. Financials covenants were unchanged.

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PENSION LIABILITIES

The Corporation’s future employee benefits assets and liabilities amounted to $598 million and $843 million respectively as at December 31, 2012. These liabilities include an amount of $120 million for post-retirement benefits other than pension plans and $51 million for pension plans, which do not require any funding by the Corporation until they are paid to the employees. This amount is not expected to increase, as the Corporation is reviewing its benefits program to phase out some of them for the majority of future and current employees.

With regards to pension plans, the Corporation’s risk is limited, as only approximately 25% of its active employees are subject to a defined benefit contribution pension plan while the remaining employees are part of the Corporation’s defined contribution plans, such as group RRSPs or 401 (K). As at December 31, 2012, 45% of the Corporation pension plans that are subject to an actuarial valuation have been re-evaluated. Where applicable, Cascades used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $138 million as at December 31, 2012, compared to $125 million in 2011. The 2012 pension plan expense was $4 million and the cash outflow was $26 million. Due to the new accounting standard IAS19 effective in 2013, the expense for these pension plans is expected to increase by $15 million in 2013. As for the cash flow requirement, these pension plans are expected to require a contribution of approximately $28 million in 2013. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans is 80% as of December 31, 2011 and is expected to stay at this level as at December 31, 2012.

In September 2011, the Canadian Institute of Actuaries issued an Educational Note. This Educational Note offers advice to pension actuaries who are hired to provide guidance to a pension plan sponsor on the selection of the discount rate for a Canadian pension plan under Canadian, U.S., or international accounting standards. After analyzing the recently announced guidance, the Corporation has decided to retain the current methodology. In addition, recent relief measures allowed by law may have a significant impact on our cash flow requirements if not pursued in the future.

In anticipation of the new accounting standard IAS 19, the Corporation amended its bank covenant calculation in February 2013, to exclude the impact of this change.

COMMENTS ON THE FOURTH QUARTER OF 2012

In comparison to 2011, sales decreased by $9 million, or 1%, to $904 million in the fourth quarter of 2012, compared to $913 million in the same period of 2011 resulting from lower selling prices that were totally offset by the 5% increase in our shipments. The increase of the Canadian dollar against the Euro of 7% brought a negative impact on our sales but was partly offset by the net impact of our business acquisitions and closures.

The operating income excluding specific items was $22 million in the fourth quarter of 2012, compared to nil in the same period of 2011. Lower recycled fiber costs and higher volume as well as the contribution of business acquisitions and disposals were partly offset by the negative impacts of selling prices and mix. On a segmented basis, our tissue papers, containerboard and speciality products operations posted better results while our boxboard operations in Europe remained stable. When including specific items, the operating loss amounted to $19 million in comparison to an operating loss of $14 million in the same period of last year.

Net loss excluding specific items amounted to $2 million or $0.02 per share in the fourth quarter of 2012 compared to net loss of $4 million or $0.04 per share for the same period last year. Including specific items, net loss was $29 million or $0.30 per share compared to a net earnings of $5 million or $0.05 per share for the same quarter in 2011.

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The Corporation incurred some specific items in the fourth quarters of 2012 and 2011 that adversely or positively affected its operating results which are detailed below.

The reconciliation of the specific items by business group is as follows:

	FOR THE 3-MONTH PERIOD ENDED DECEMBER 31, 2012
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(29)	(2)	2	21	(11)	(19)
Depreciation and amortization	28	10	6	11	3	58

Operating income (loss) before depreciation and amortization	(1)	8	8	32	(8)	39
Specific items:
Impairment charges	23	3	—	—	1	27
Restructuring costs	2	1	—	—	—	3
Unrealized loss (gain) on financial instruments	1	(1)	—	(1)	2	1

	26	3	—	(1)	3	31

Operating income (loss) before depreciation and amortization – excluding specific items	25	11	8	31	(5)	70

Accelerated depreciation due to restructuring measures	10	—	—	—	—	10

Operating income (loss) – excluding specific items	7	1	2	20	(8)	22

	FOR THE 3-MONTH PERIOD ENDED DECEMBER 31, 2011
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	(24)	(4)	(17)	37	(6)	(14)
Depreciation and amortization	17	11	7	13	3	51

Operating income (loss) before depreciation and amortization	(7)	7	(10)	50	(3)	37
Specific items:
Gain on disposals and others	—	—	—	(37)	(1)	(38)
Inventory adjustment resulting from business acquisition	—	—	—	4	—	4
Impairment charges	22	—	12	10	—	44
Restructuring costs	2	1	—	—	—	3
Unrealized loss (gain) on financial instruments	2	2	—	1	(4)	1

	26	3	12	(22)	(5)	14

Operating income (loss) before depreciation and amortization – excluding specific items	19	10	2	28	(8)	51

Operating income (loss) – excluding specific items	2	(1)	(5)	15	(11)	—

The main variances in sales and operating loss in the fourth quarter of 2012 compared to the same period in 2011 are shown below:

For notes 1 to 4, see definition on page 8.

Near-Term Outlook

Looking ahead in the near-term, 2013 will be an important year for Cascades. In addition to the start-up of Cascades’ largest project to date, Greenpac, we should benefit from other strategic initiatives we undertook over the last two years. In North America, industry

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fundamentals remain positive for our two core sectors. Demand in the tissue papers sector continues to be robust despite ongoing capacity additions. In the containerboard sector, the corrugated box price increase is gradually being implemented and is expected to be fully effective at the end of the first quarter with a full impact during the second quarter. In North America, we do not expect a significant move in the price of recovered papers in the beginning of the year. The situation is different in Europe and presents significant uncertainty in relation to costs and market conditions.

Capital Stock Information

As at December 31, 2012, issued and outstanding capital stock consisted of 93,882,445 common shares (94,647,165 as at December 31, 2011), and 6,534,700 stock options were issued and outstanding (5,693,429 as at December 31, 2011). In 2012, 1,361,314 options were issued, 8,666 options were exercised, 137,994 options were forfeited and 373,383 options expired. As at March 11, 2013, issued and outstanding capital stock consisted of 93,886,776 common shares and 6,488,200 stock options.

Contractual Obligations and Other Commitments

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, leases and purchase obligations for its normal business operations. The following table summarizes these obligations as at December 31, 2012:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	YEAR 2013	YEARS 2014 AND 2015	YEARS 2016 AND 2017	THEREAFTER
Long-term debt and capital-leases, including capital and interests	1,947	145	231	1,248	323
Leases	94	27	36	19	12
Pension plans and other post-employment benefits	555	64	126	98	267

Total contractual obligations	2,596	236	393	1,365	602

Transactions with Related Parties

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors for the supply of raw materials, including recycled paper, virgin pulp and energy as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totalled $99 million and $174 million for 2012 and 2011 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $76 million and $75 million for 2012 and 2011 respectively.

Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, management reviews its estimates, including those related to environmental costs, employee future benefits, collectibility of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

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(A) IMPAIRMENT OF LONG LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In determining the recoverable amount of an asset or a CGU, the Corporation uses several key assumptions, based on external information on the industry when available, and including production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes such assumptions to be reasonable. These assumptions involve a high degree of judgment and complexity and reflect management’s best estimates based on available information at the assessment date. In addition, products are commodity products; therefore, pricing is inherently volatile and often follows a cyclical pattern.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS

GROWTH RATES

The assumptions used were based on the Corporation’s internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considered past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (“WACC”) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES

Foreign exchange rates are determined using the banks’ average forecast for the first two years of forecasting. For the three following years, the Corporation uses the last five years’ historical average of the foreign exchange rate.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty since adverse changes in one or a combination of the Corporation’s key assumptions could cause a significant change in the carrying amounts of these assets.

(B) INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation’s assessment of its ability to use them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation’s results in the relevant year.

(C) EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and management’s best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected health-care costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

CRITICAL JUDGMENTS IN APPLYING THE CORPORATION’S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS

Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management’s assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment.

The Corporation owns 48.54% of outstanding shares of Reno de Medici S.p.A. (‘’RdM’’) and had an exercisable call option to purchase an additional 9.07% of the shares of RdM as at December 31, 2012. As such, the Corporation fully consolidates, since April 7, 2011, RdM with a non-controlling interest of 51.46% as at December 31, 2012.

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The Corporation has a 59.7% interest in an associate (“Greenpac”). Because the Corporation does not have the power to govern or jointly govern the financial and operating policies of Greenpac, it is accounted for as an associate.

New Accounting Standards Not Yet Adopted

RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39, Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010, and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of “Other comprehensive income”.

In December 2011, the effective date of IFRS 9 was deferred to years beginning on or after January 1, 2015. The Corporation has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10, 11, 12 AND 13

In May 2011, the IASB issued the following standards which have not yet been adopted by the Corporation. Each of the new standards is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 – CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities, and parts of IAS 27, Consolidated and Separate Financial Statements. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IFRS 11 – JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice of proportionately consolidating or equity accounting for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Corporation evaluated this standard and it resulted in no impact on the consolidated financial statements. However, more information will be required in the notes to the financial statements.

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IFRS 13 – FAIR VALUE MEASUREMENT

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Corporation evaluated this standard and there is no impact on the consolidated financial statements.

IAS 19 – EMPLOYEE BENEFITS

IAS 19 has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits and to enhance the disclosure of all employee benefits. The amended standard requires immediate recognition of actuarial gains and losses in the statement of other comprehensive income as they arise, without subsequent recycling to net income. This is consistent with the Corporation’s current accounting policy. Past service costs (which will now include curtailment gains and losses) will no longer be recognized over a service period but instead will be recognized immediately in the period of a plan amendment. Pension benefit costs will be split between: (i) the cost of benefits accrued in the current period (service costs) and benefit changes (past service costs, settlements and curtailments); and (ii) finance expense or income. The finance expense or income component will be calculated based on the net defined benefit asset or liability. A number of other amendments have been made to recognition, measurement and classification including redefining short-term and other long-term benefits, guidance on the treatment taxes related to benefit plans, guidance on the risk/cost sharing feature, and expanded disclosures. The Corporation evaluated this standard and financing expense for the year ended December 31, 2012, would increase by $15 million ($11 million after related income tax). Other comprehensive income would increase by $11 million (net of income tax of $4 million). There is no impact on the employee benefit asset and liability and deferred income tax asset and liability. For the quarter ending March 31, 2013, the Corporation will retroactively change its consolidated financial statements.

IAS 1 – PRESENTATION OF FINANCIAL STATEMENTS

IAS 1 has been amended to require entities to separate items presented in the statement of other comprehensive income into two groups based on whether or not items may be recycled in the future. Entities that choose to present other comprehensive income items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Corporation evaluated this standard and there is no financial impact although it will result in a different presentation of the consolidated statement of comprehensive income.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. The Corporation evaluated these changes and there is no impact on the consolidated financial statements.

IFRS 7 – FINANCIAL INSTRUMENTS DISCLOSURES

IFRS 7 requires disclosure of both gross and net information about financial instruments eligible for offset in the balance sheet and financial instruments subject to masternetting arrangements. Concurrent with the amendments to IFRS 7, the IASB also amended IAS 32, Financial Instruments: Presentation to clarify the existing requirements for offsetting financial instruments in the balance sheet. The amendments to IAS 32 are effective as of January 1, 2014. The Corporation is evaluating this standard and no significant impact is expected on the consolidated financial statements.

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Controls and Procedures

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation’s President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P) and internal controls over financial reporting (ICOFR) as defined in National Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer and the Vice-President and Chief Financial Officer by others and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation’s DC&P were effective as at December 31, 2012 to provide reasonable assurance that material information related to the issuer, is made known to them by others within the Corporation.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICOFR as at December 31, 2012, based on the framework established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, they have concluded that the Corporation’s ICOFR were effective as at December 31, 2012 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes Oxley Act.

During the quarter ended December 31, 2012, there were no changes to the Corporation’s ICOFR that have materially affected, or are reasonably likely to materially affect, its ICOFR.

Risk Factors

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)	The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw materials and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are highly cyclical. As a result, prices for these types of products and for its two principal raw materials, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is not able to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate

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considerably. The costs of these materials present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades wasn’t able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, if energy prices were to increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American raw material, electricity and natural gas hedging programs as at December 31, 2012, is set out below:

NORTH AMERICAN FINISHED PRODUCTS AND RAW MATERIALS HEDGING

	OLD CORRUGATED CONTAINERS		SORTED OFFICE PAPER
Quantity hedge		25,000 s.t.		21,000 s.t.
% of annual consumption hedged		3%		5%
Average prices	US$	111/s.t.	US$	185/s.t.
Fair value as at December 31, 2012 (in millions of Canadian dollars)		(0.2)[1]		(0.3)

1	Based on various indexes.

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES		CANADA
Electricity consumption		27%	73%
Electricity consumption in a regulated market		50%	75%
% of consumption hedged in a deregulated market (2013)		21%	48%
Average prices (2013 – 2017)	US$	0.041/KWh	$0.029/KWh
Fair value as at December 31, 2012 (in millions of Canadian dollars)		(0.3)	(0.6)

NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES		CANADA
Natural gas consumption		33%	67%
% of consumption hedged (2013)		50%	64%
Average prices (2013 – 2017)	US$	5.66/mmBtu	$5.18/GJ
Fair value as at December 31, 2012 (in millions of Canadian dollars)		(6.4)	(19.6)

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of its markets in which Cascades competes, particularly in tissue and boxboard, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiencies, operating rates and lower manufacturing costs;

•	the availability, quality and cost of raw materials, particularly recycled and virgin fibre, and labour; and

•	the cost of energy.

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Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades does. For example, fully integrated manufacturers, which are those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw materials pricing, in that the former are able to ensure a steady source of these raw materials at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades is, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)	Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2012, sales outside Canada represented approximately 62% of the Corporation’s consolidated sales, including 38% in the United States. In 2012, 33% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	the effective marketing of its products in other countries;

•	tariffs and other trade barriers; and

•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the Euro. The appreciation of the Canadian dollar against the U.S. dollar over the last few years has adversely affected the Corporation’s reported operating results and financial condition. This had a direct impact on export prices and also contributed to reducing Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. However, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in Euros in the amount of US$794 million and €105 million respectively.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, the continuing appreciation of the Canadian dollar can affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results.

To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations, which are partially covered by purchases and debt, management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign-exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

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Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING

Sell contracts and options:	2013	2013[2]	2014	2017
Total amount in millions of U.S. dollars	37.5	246	5	400
Estimated% of Sales, net of expenses from Canadian operations	14%	N/A	2%	N/A
Estimated% of US$ denominated debt	N/A	N/A	N/A	80%
Average rate (CAN$)	1.0310	1.1817	1.0426	1.0243

Fair value as at December 31, 2012 (in millions of Canadian dollars)	2.0	(46.0)	0.0	0.0

1	See note 27 of the consolidated financial statements for more details on derivatives.
2	In February 2013, the Corporation entered into new contracts to differ to 2017 and 2020 some of the contracts maturing in 2013. An amount of approximately $15 million is expected to be paid in 2013 for the remaining contracts.

d)	The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries are also subject to the Kyoto Protocol, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict. The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future. These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations; or

•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties, on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

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EMISSIONS MARKET

The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. These transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that it will change in the future.

e)	Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. The cost of the Corporation’s insurance policies has increased over the past few years. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage, at the lowest costs possible.

f)	Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2012, the Corporation had approximately 12,000 employees, of whom approximately 10,000 were employees of its Canadian and United States operations. Approximately 44% of the Corporation’s employees are unionized under 43 separate collective bargaining agreements. In addition, in Europe, some of the Corporation’s operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the Corporation’s 43 collective bargaining agreements in North America, 16 will expire in 2013 and 9 more in 2014. The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

g)	Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made minority interest investments and acquired significant participations in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, minority investments and significant participations in subsidiaries:

•

three 50%-owned joint ventures with Sonoco Products Corporation, of which two are in Canada and one in the United States, that produce specialty paper packaging products such as headers, rolls and wrappers;

•	a 73%-owned subsidiary, Cascades Recovery Inc., a Canadian operator of wastepaper recovery and recycling operations;

•

a 34.85% interest in Boralex Inc., a Canadian public corporation and a major electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations in Canada, the northeastern United States and France; and

•	a 48.54%-owned subsidiary, RdM, a European manufacturer of recycled boxboard.

•	A 59.7% interest in Greenpac Mill LLC, a new American corporation that will manufacture a light-weight linerboard made with 100% recycled fibers. The production is planned to begin in July 2013.

Apart from Cascades Recovery, RdM and NorCan, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from those entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the making or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	35

entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the Notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering shareholder at the same price and conditions. Some of the agreements also provide that in the event that a shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the shotgun provision or sell their shares to a third party. The Corporation’s ability to purchase the other shareholders’ interests in these joint ventures if they were to exercise these shotgun provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

On September 13, 2007, we entered into a Combination Agreement with RdM, a publicly traded Italian corporation that is the second largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. It provides, among other things, that RdM and Cascades are granted an irrevocable call option or put option, respectively, to purchase two European virgin boxboard mills of Cascades (the “Virgin Assets”). RdM may exercise its call option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2011, by Cascades to RdM. This option was not exercised by RdM and has expired. Cascades may exercise its put option 120 days after delivery of Virgin Assets Financials for the year ended December 31, 2012, by Cascades to RdM. At this time, it is not expected that this put option will be exercised. The call option price shall be equal to 6.5 times the 2011 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials at December 31, 2011. The put option price shall be equal to 6 times the 2012 audited EBITDA of the Virgin Assets as per the Virgin Assets Financials for the year ended December 31, 2012. Cascades Europe is also granted the right to require that all of the call option price or put option price, as the case may be, be paid in newly issued ordinary shares of RdM.

In 2010, the Corporation entered into a put and call agreement with Industria E Innovazione (“Industria”) whereby Cascades had the option to buy 9.07% of the shares of RdM (100% of the shares held by Industria) for €0.43 per share between March 1, 2011 and December 31, 2012. Industria also has the option of requiring the Corporation to purchase its shares for €0.41 per share between January 1, 2013 and March 31, 2014. The Corporation is expecting this put option to be exercised after the first quarter of 2013. If exercised, the put option will require the Corporation to pay an amount of $18 million (€14 million).

h)	Acquisitions have been and are expected to continue to be a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations and in improving their operating efficiency;

•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses;

•	entry into markets in which Cascades has little or no direct prior experience;

•	the Corporation’s ability to retain key employees of the acquired Corporation;

•	disruptions to the Corporation’s ongoing business; and

•	diversion of management time and resources.

In addition, future acquisitions could result in Cascades incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert management attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in

CASCADES 2012 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	36

some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.

i)	The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt to capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j)	Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 32.4% of the common shares as at December 31, 2012, and there may be situations in which their interests and the interests of other holders of common shares will not be aligned. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval;

•	control matters submitted to a shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets; and

•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k)	If Cascades is not successful in retaining or replacing its key personnel, particularly if the Lemaires do not stay active in the Corporation’s business, its business, financial condition or operating results could be adversely affected.

The Lemaires are key to the Corporation’s management and direction. Although Cascades believes that the Lemaires will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. However, the appointment of Mario Plourde, in February 2011, as the new Chief Operating Officer (COO) is a part of the transition process. The new COO has more than 25 years of seniority within the Corporation. Cascades does not carry key man insurance on the Lemaires or on any other members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As of December 31, 2012, it had $1.555 billion in outstanding debt on a consolidated basis, including capital-lease obligations. The Corporation also had $321 million available under its revolving credit facility. On the same basis, its consolidated ratio of total debt to capitalization as of December 31, 2012, was 61.4%. The Corporation’s actual financing expense for 2012 was $100 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

On September 4, 2012, the Corporation announced that it had entered into an agreement with its banking syndicate to extend an to extend and amend certain conditions of its existing $750 million revolving credit facility. The amendment provides that the term of the facility will be extended by one year to February 2016 and that the applicable pricing grid will be adjusted to better reflect market conditions. As a result, outstanding borrowing costs will be reduced by 37.5 basis points at the Corporation’s current credit rating. The other existing financial conditions will remain unchanged.

In 2009, the Corporation refinanced a portion of its long-term debt to extend its maturity profile from 2013 to 2016, 2017 and 2020.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

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The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit Rating (outlook)	MOODY’S	STANDARD & POOR’S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 – 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 – 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)

2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness;

•

increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limit its flexibility in planning for, or reacting to, changes in its business and industry; and

•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money;

•	pay dividends on stock or redeem stock or subordinated debt;

•	make investments;

•	sell capital stock in subsidiaries;

•	guarantee other indebtedness;

•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or assume liens;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations; and

•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture along with the Corporation’s credit facility do not apply to its joint ventures. However, for financial reporting purposes, Cascades consolidates these entities’ results and financial position based on its proportionate ownership interest.

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The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to refinance or restructure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m)	Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture respectively limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Refinancing may not be possible, and any assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n)	Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to resell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments, or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o)	Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

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p)	Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q)	Enterprise Resource Planning (ERP) implementation.

The Corporation decided to modernize its financial information system with the implementation of an integrated Enterprise Resource Planning (ERP) system. The Corporation identified the risks associated with said project and adopted a step-by-step plan to address any risks related to the implementation process. The Corporation dedicated a project team, required corporate oversight with the appropriate skills and knowledge and retained the services of consultants to provide expertise and training. Supported by senior management and key personnel, the Corporation undertook a detailed analysis of its requirements during 2010, and in November of 2010 successfully completed a pilot project in one of its plant. The project team has finalized a detailed blueprint for its manufacturing and some of its converting operations and implemented the solution in some business units as of December 31, 2012. The project team is continuing to review the blueprint and programming related to its remaining converting operations and to evaluate its deployment strategy for the coming years, including the human and capital resources required for the project.

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